82-4540

uralsvyazinform RECEIVED

Open Joint-Stock Company Uralsvyazinform
620014, 11 Moskovskaya Str., Ekaterinburg, Russia
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

2006 MAY 23 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15/V 2006 № 09.1-14/6084

На № ____________ от ______________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.



06013728

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 12, 2006.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

dlw 5/24

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 12, 2006

The Uralsvyazinform Board of Directors validated the agenda of AGM.

On May 12, 2006 Uralsvyazinform's Board of Directors validated the agenda of AGM to be held on June 22, 2006 in Ekaterinburg, Russia.

The Meeting will consider the following questions:

1. Approval of the Annual Report, the annual financial statements, including the profit and loss statement, the profit and loss appropriation statement of the Company as of the reporting (2005) fiscal year.

2. Setting the amount of annual dividend as of 2005, the form and terms of dividend repay for each type of shares.

3. Election of the Board of Directors members.

4. Introduction of amendments and additions to the Charter of OJSC Uralsvyazinform.

5. Approval of the restated Procedure of the General Shareholders Meeting of OJSC Uralsvyazinform.

6. Approval of the restated Regulations on the Audit Commission of OJSC Uralsvyazinform.

7. Approval of the restated Regulations on the Board of Directors of OJSC Uralsvyazinform.

8. Approval of the restated Regulations on the Managing Board of OJSC Uralsvyazinform.

9. Election of the Audit Commission members.

10. Nomination of the Company's Auditor for 2006.

11. Setting the amount of the annual remuneration paid to the Board of Directors' members.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

12. Termination of OJSC Uralsvyazinform membership in the Association of Operators for Federal Business Service Network 'Iskra'.

13. Termination of OJSC Uralsvyazinform membership in the Association of Operators for Federal cellular network 'NMT-450'.

14. Termination of OJSC Uralsvyazinform membership in the Association of Telecommunication Operators of the Urals.

15. Termination of OJSC Uralsvyazinform membership in Kurgan regional public organization 'Auditors and Accountants Association'.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 12, 2006

The Uralsvyazinform Board of Directors recommended to the AGM to approve the pay-out of 2005 dividend.

The Annual General Meeting was recommended to approve the pay-out of 2005 dividend in the amount of :

- RUR 0.02802 per 1 preference share till August 21, 2006;
- RUR 0.01605 per 1 common share till December 15, 2006.

The total amount of dividend payment, if approved by AGM, would amount to RUR 737 959 thous. or 33.6% of net profit of the company as of 2005.

The information, subject to disclosure to shareholders under preparation for Annual General Meeting, may be reviewed at company office (Ekaterinburg), regional offices, as well as at corporate web-site at www.uralsviazinform.com

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

Open Joint-Stock Company Uralsviazinform
Russia, Ekaterinburg 620014, 11 Moskovskaya Str.,
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

15/V 2006 № 09.1-14/6085

На № ____________ от ____________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,
In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on Uralsvyazinform 1Q 2006 financial and operational results under Russian Accounting Standards.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



uralsvyazinform

11 Moskovskaya Street, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 376-81-71
www.uralsvyazinform.com

1Q 2006 RESULTS: REVENUES UP 17%, OIBDA UP 28%

Ekaterinburg – May 11, 2006 – Uralsvyazinform (RTS: URSI/URSIP, ADR: UVYZY/ UVYZYP), the leading carrier of fixed-line and mobile services in the Urals region, Russia reports the unconsolidated financial and operational results for the first quarter of 2006 prepared under Russian accounting standards (RAS).

Due to the completion of restructuring process of Uralsvyazinform's subsidiaries as of on June 30, 2005 including mobile (ZAO "Ermak RMS", OOO "South Urals Cellular Phone", ZAO "Tyumenruscom") and data transmission (OOO "Uralscom", ZAO "VSNET") subsidiaries in the form of consolidation to the parent company, the financial statements of Uralsvyazinform prepared under Russian Accounting Standards comprise property, liabilities and operational results of the consolidated subsidiaries starting with July 1, 2005.

- **Revenues increased by 16% over 1Q 2005. Further subscriber additions, both in fixed-line and GSM, increased local rates (monthly subscription fees for local services), revenue gains from new services (broadband internet, intelligent networks, cable TV) were the main growth drivers.**
- **OIBDA was up 27% on 1Q 2005. As of 1Q 2006, OIBDA margin was 40%. Operating margin increased to 28%.**
- **At the end of 1Q 2006, overall subscriber base totaled 7.4 million, including 3.8 mln in GSM.**
- **On March 21, 2006 the company placed its 07th series bond issue worth RUR 3 bln with maturity in 6 years. The first coupon rate is 8.40% pa.**

Operational and financial highlights:*

	1Q 2006	*1Q 2005*	*Change, %*
Financial			
Revenues, US$ mln*	271.7	235.0	+15.6%
Expenses, US$ mln.	196.0	172.8	+13.5%
OIBDA, US$ mln.	109.0	86.0	+26.8%
OIBDA margin	40.1%	36.6%	-
Operating profit, US$ mln.	75.7	62.2	+21.8%
Operating margin	27.9%	26.5%	-
Pre-tax profit, US$ mln.	44.7	29.4	+51.9%
Net profit, US$ mln	36.2	20.2	+78.9%
Net margin	13.3%	8.6%	-
Operational	***01.04.2006***	***01.04.2005***	
Subscriber base:**			
Fixed-line subscribers, mln.	3.6	3.4	+6%
Mobile (GSM) subscribers, mln.	3.8	2.4*	x1.6
Digitalization of local fixed-line networks, %	69.8%	65.9%	-
Penetration:			
Fixed lines, %	26%	25%	
Mobile, %	85%	54%	
Number of employees	32,757	33,633	-3,0%

* *Here and henceforth currency conversions are based on average exchange rates: 1Q 2006 – RUR28.1, 1Q 2005 RUR 27.9*

***including subsidiaries*

In commenting the 1st quarter's results Anatoly Ufimkin, CEO noted that: *"over the first quarter of the year the positive impact from business consolidation has continued. Despite the loss of 70% revenues in the long distance segment as a result of legislative reform, we showed good performance in revenues and net profit. Essentially, it is an impressive growth in mobile and Internet segments that helped us deliver the results. Since the beginning of the year the company has been active in the mass broadband market with its DSL offer, as a result the revenues coming from data transmission services more than doubled. With an exceptional potential that our Internet business has, we are aiming to develop this success into the rest of the year.*

Complete accounting statements of Uralsvyazinform as of 1Q 2006 may be found on the corporate web-site at www.uralsviazinform.com

For additional information, please contact IR department on tel. (007 343) 379-12-19, 379 1859 or e-mail: investor@gd.usi.ru.
The most recent company information is also available at www.uralsviazinform.com, www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.

Investor Relations
Tel.: +7 (343) 379-12-17
Fax: +7 (343) 376-19-86
investor@gd.usi.ru

OVERVIEW OF BUSINESS

Local services

	01.01.2006	01.01.2005	Change, %
Capacity installed, '000 lines	3,966.2	3,779.7	+5%
	01.04.2006	**01.04.2005**	**Change, %**
Subscribers '000	3,603.8	3,409.3	+6%
including			
Residents	*3,101.4*	*2,934.3*	*+6%*
Organizations	*502.4*	*475.1*	*+6%*

In 1Q 2006 Uralsvyazinform added 23.8 thous. fixed-line subscribers.

Revenues from local services totaled US$87.2 mln, 17.4% up on 1Q 2005. The rises in local tariffs as of September 1, 2005 drove the revenue growth, as well as 194.5 thousand in subscriber additions. The segment profitability (operating profit/costs) was 22% for the 1Q 2006 year.

The revenues from local services in terms of customer mix:

- residents – 71.9 % (71.7% as of 1Q 2005)
- organizations – 28.1% (28.3%).

The local revenues by types of services (including radio access CDMA, DECT), US$ thous:

Line installation	6,194.9
Monthly rentals	57,605.2
Per-minute payments (time-billed calls)	14,968.8
Other local services (contracts redrawn, etc)	5,066.4
Line and cabling rentals	3,126.2
Payphone calls	194.1

Internet

	1Q 2006	1Q 2006	Change, %
Traffic, '000 min	755 890,0	347 416,7	+117.6%
Traffic, Gb	159 205,9	101 825,3	+56.4%
Revenues from Internet, US$ thous.	13,518	6,414	+110,8%

DLD/ILD telephony

Outcoming traffic, mln min	1Q 2006	1Q 2005	Change, %
Intra-zone traffic, *including**	1,008.3	212.2	+91.8%
Fixed-to-fixed line calls	235.3	212.2	+10.9%
Fixed-to-mobile calls	773.0	n/a	-
For information**			
DLD traffic	*293.6*	*313.6*	*-6.4%*
ILD traffic	*31.7*	*31.9*	*-0.6%*

* Since January 1, 2006 Intra-zone traffic comprises the outbound calls initiated by fixed-line subscribers to mobile subscribers within the boundaries of a single inhabited locality.
** The volume of DLD/ILD traffic generated by the subscribers of long-distance operators and transferred by a zonal agent – OJSC "Uralsvyazinform".

Revenues from long-distance services decreased by 70% versus 1Q 2005 and amounted to US$ 21.2 mln. The decline is caused by the new Interaction Rules between operators that took effect on January 1, 2006 and, as consequence, the new settlement methods with Rostelecom and other operators. The segment profitability (not including revenues from operators) as of the reporting period totaled 54%.

The long distance revenues in terms of customer mix:

- residents – 41.2% (60.0% as of 1Q 2005),
- organizations – 58.8 (40.0%).

The digitalization of intra-zone LD lines (in extension terms) was 97.5% as of Jan 1, 2006 (compared to 56.2% as of Jan 1, 2005).

Mobile services (GSM)

Number of subscribers	*01.05.2006*	*01.04.2006*	*01.01.2006*	*01.04.2005*
Perm region	1 182 532	1 165 964	1 078 766	701 512
Sverdlovsk region	352 399	340 647	290 072	102 100
Tyumen region, including Khanty-Mansyisk and Yamalo-Nenetski ADs	1 380 229	1 346 543	1 271 411	838 332
Chelyabinsk and Kurgan regions	954 758	932 458	1 033 992	715 622
Total	**3 869 918**	**3 785 612**	**3 674 241**	**2 357 566**

As presented under Russian Accounting Standards (RAS), the Uralsvyazinform reporting in mobile segment before June 30, 2005 incorporated solely the results of the company's divisions, which provide mobile services on the territory of Perm and Sverdlovsk regions. The results of the 3 subsidiary mobile operators - Ermak RMS, South Urals Cellular Phone, Tyumenruscom, which provide mobile services in Kurgan, Chelyabinsk and Tyumen (including Khanty-Mansyisk and Yamalo-Nenetski ADs) regions, were only consolidated under International Accounting Standards (IAS).
Since July 1, 2005, due to reorganization (consolidation) of the subsidiary mobile operators (Ermak RMS, South Urals Cellular Phone, Tyumenruscom), and formation of the united interregional mobile division of OAO"Uralsvyazinform", the financial results of the mobile division have been included in the financial statements of the company.

As of the reporting period the revenues generated by mobile business were US$ 82.1 mln or 364% up on 1Q 2005. The segment profitability totaled 43%.

New services (SMS, GPRS, MMS, WAP) contributed approx. 12% (13% as of 1Q 2005) to the overall mobile revenues.

In the first quarter of 2006 Uralsvyazinform (mobile trademark - Utel) retained around 30% of regional mobile market in subscriber terms, and 40% market share in revenues. Overall, as of May 1, 2006 Uralsvyazinform had 3.9 mln GSM subscribers across the Urals region. The company added 5% to its subscriber base between January-April 2006.

REVENUES AND EXPENSES REVIEW

The company's revenues as of 2005 totaled US$271.7 mln. (+15.6% on 1Q 2005), including revenues from telecommunications services at US$260.2 mln (+25.3%).

The structure of revenues from telecommunications services in 2005, US$ thous:

Item	*1Q 2006*	*Weight*	*1Q 2005*	*Weight*
Revenues from telecommunications services, including:	**260,208**	**100.0%**	**207,697**	**100.0%**
Domestic long-distance services	21,235	8.20%	58,259	28.0%
International long-distance services	-	0.00%	12,361	6.0%
Telegraph, telefax services	1,762	0.70%	2,502	1.2%
Local urban services	78,801	30.30%	67,470	32.5%
Local rural services	8,355	3.2%	6,758	3.3%
Radio communication, radio and TV broadcasting	1,428	0.5%	1,330	0.6%
Wired radio	2,958	1.1%	2,725	1.3%
Mobile services	82,103	31.6%	17,685	8.5%
New services	16,656	6.4%	8,137	3.9%
incl. Internet	13,518	5.2%	6,414	3.1%
Revenues from operators	46,910	18.0%	30,471	14.7%
incl. Rostelecom	29,710	11.4%	8,756	4.2%

Operating expenses amounted to US$196.0 mln. (+13.5% as compared to 1Q 2005).
The expenditure structure is as follows, US$ thous:

Item	*1Q 2006*	*Weight*	*1Q 2005*	*Weight*
Depreciation	33,271	17,0%	23,782	13.8%
Wages	59,628	30.4%	51,963	30.1%
Social tax expense	14,981	7.6%	12,616	7.3%
Rental expenses	4,203	2.1%	2,852	1.7%
Rostelecom interconnect charges	2,501	1.3%	27,732	16.1%
Other operators' services	16,896	8.6%	7,053	4.1%
Materials	10,544	5.4%	8,464	4.9%
Leasing repayments	5,439	2.8%	2,819	1.6%
Taxes and deductions included in expenses on main operations	388	0.2%	279	0.2%
Third party services, including	28,660	14.6%	21,610	12.5%
Repairs and maintenance	5,160	2.6%	3,901	2.3%
Power and electricity	2,996	1.5%	2,486	1.4%
Heat power	2,202	1.1%	1,886	1.1%
Other utilities	323	0.2%	298	0.2%
Labor costs	442	0.2%	409	0.2%
Transport	307	0.2%	297	0.2%
Security	962	0.5%	3,314	1.9%
Consulting, information and audit services	988	0.5%	1,247	0.7%
Agents' commissions	12,224	6.2%	7,771	4.5%

Other expenses	19,495	9.9%	13,595	7.9%
TOTAL	**196,006**	**100.0%**	**172,765**	**100.0%**

The main contributors to Other expenses were Advertising (up 59% on 1Q 2005), Insurance (down 8%) and contributions to the Universal service fund.

Thus, as of 2005 OIBDA amounted to US$109.0 mln. (up 26.8%), operating profit – US$75.7 mln. (up 21.8%), pre-tax profit – US$44.7 mln. (up 51.9%), net profit – US$36.2 mln. (up 78.9%).

INVESTMENTS

The investments as of 1Q 2006 totaled US$ 13.5 mln (30% of the Capex as of 1Q 2005).

uralsvyazinform

RECEIVED

2006 MAY 23 P 2:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Open Joint-Stock Company Uralsvyazinform
620014, 11 Moskovskaya Str., Ekaterinburg, Russia
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

15/V.2006 № 09.1-14/6064

На № ______________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 4, 2006 – May 11, 2006.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 4, 2006

Uralsvyazinform effected the third coupon payment on monetary bond issue of 04 series.

On May 4, 2006 Uralsvyazinform effected the third coupon payment on monetary bond issue of 04 series.

The category of securities: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: 4-07-00175-A dd. September 23, 2004.

According to the Decision of Issue the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 9.99 % per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 49.81.
The total value of payments amounted to RUR 149.430 thousand.

The Company's payment agents are Joint-Stock Commercial Bank PromstroyBank, St-Petersburg, and AKB "RosBank", Moscow.

The Company's bond issue was placed with MICEX on April 11, 2004. The Organizers of placement were RosBank and PromstroyBank. At present the bonds are traded on MICEX.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

May 5, 2006

Change in Uralsvyazinform share in Charter Capital of the Closed Joint-Stock Company "Svyazinformkomplekt".

Location of the company: **454087, 4A Darwin ul., Chelyabinsk, Russia.**

Uralsvyazinform share in the Charter Capital of the Company before the change: **100% of the Charter Capital; 100% of the common stock.**

Uralsvyazinform share in the Charter Capital of the Company after the change: **0% of the Charter Capital; 0% of the common stock.**

The date of change of Uralsvyazinform share in the Charter Capital of the Company: **May 5, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 11, 2006

On May 11, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering local telephony services except for those using coin-operated telephones and shared access.

Number, date of issuing the license, and State authority that issued the license: № 38225 dd. January 27, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: January 27, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru